SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

X   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the year ended: December 31, 2003

___  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from ___ to ___

Commission file number: 1-9410

COMPUTER TASK GROUP INCORPORATED
401(k) RETIREMENT PLAN
(Full title of the Plan)

COMPUTER TASK GROUP INCORPORATED
(Name of issuer of the securities held pursuant to the Plan)

800 Delaware Avenue
Buffalo, New York 14209
(Address of principal executive office of the issuer)

COMPUTER TASK GROUP, INCORPORATED
401(k) RETIREMENT PLAN
Index to Financial Statements

Item

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Plan Benefits

Statement of Changes in Net Assets Available for Plan Benefits

NOTES TO FINANCIAL STATEMENTS

SUPPLEMENTAL SCHEDULE:

Schedule of Assets Held for Investment Purposes at December 31, 2003

FINANCIAL STATEMENTS
COMPUTER TASK GROUP, INC. 401(k) RETIREMENT PLAN

DECEMBER 31, 2003

with

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

COMPUTER TASK GROUP, INC.
401(k) RETIREMENT PLAN
CONTENTS

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Plan Benefits	2

Statement of Changes in Net Assets Available for Plan Benefits	3

Notes to the Financial Statements	4 - 7

Supplemental Schedule:

Schedule of Assets Held for Investment
Purposes at December 31, 2003	8

REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of

Computer Task Group, Inc.

401(k) Retirement Plan

        We have audited the accompanying statement of net assets available for plan benefits of Computer Task Group, Inc. 401(k) Retirement Plan as of December 31, 2003 and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The statement of net assets available for plan benefits of Computer Task Group, Inc. 401(k) Retirement Plan as of December 31, 2002 was audited by other auditors whose report dated June 6, 2003, expressed an unqualified opinion on that statement.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of Computer Task Group, Inc. 401(k) Retirement Plan as of December 31, 2003, and the changes in net assets available for plan benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

        Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 2003 and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

June 4, 2004

Buffalo, New York

COMPUTER TASK GROUP, INC. 401(k) RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
December 31,

ASSETS	2003	2002

Investments at market value:
Shares of registered investment companies	$107,858,242	$90,939,319
Employer securities	775,378	810,048
Cash and cash equivalents	11,032,862	12,009,919
Participant loans	1,423,503	1,552,329

Net assets available for plan benefits	$121,089,985	$105,311,615

See accompanying notes.

COMPUTER TASK GROUP, INC. 401(k) RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
For the Year Ended December 31, 2003

Sources of net assets:
Employee contributions	$8,562,539
Employer contributions	1,906,412
Interest and dividend income	1,874,606
Realized gain on investment transactions	1,497,180
Unrealized gain on investment transactions	17,632,408
Total sources of net assets	31,473,145

Applications of net assets:
Termination benefits and withdrawal payments	15,683,570
Administrative expenses	11,205
Total applications of net assets	15,694,775

Increase in net assets	15,778,370

Net assets available for plan benefits:
Beginning of year	105,311,615

End of year	$121,089,985

See accompanying notes.

COMPUTER TASK GROUP, INC. 401(k) RETIREMENT PLAN
NOTES TO THE FINANCIAL STATEMENTS

NOTE 1. - DESCRIPTION OF THE PLAN

        The following description of the Computer Task Group, Inc. 401(k) Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

        General - The Plan is a defined contribution plan with salary reduction features as permitted under Section 401(k) of the Internal Revenue Code. The Plan is funded by employee and employer contributions and covers all employees of Computer Task Group, Inc. (CTG) who complete one hour of service. Broker commissions associated with investment transactions are paid by the Plan. The assets of the Plan are maintained in mutual funds and employer stock held by Fidelity Management Trust Company (Fidelity). The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA).

        Contributions - The Plan provides for employee pre-tax contributions of 1% to 30% of salary, up to the maximum annual limitations allowed by the Internal Revenue Code. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. The Company may contribute one-half of each participant's elective contribution, not to exceed 2% of compensation for employees who work at least 1 hour during the Plan year. In addition, the Plan may contribute a discretionary supplemental matching contribution. The supplemental matching contribution is equal to one-half of each participant's elective contribution greater than 4%, but less than 6% of compensation for employees who work at least 1,000 hours during the Plan year, and complete one year of service. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. Participants may change their investment allocation on a daily basis.

        Vesting - Participants are vested immediately in their contributions plus actual earnings thereon. Participants become 50% vested in employer contributions after three years of service and fully vested after four years of service. Should the Plan be deemed top-heavy, an alternate vesting schedule will apply for those top-heavy years.

        Plan Termination - Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100 percent vested in their employer contributions.

        Forfeitures - Amounts forfeited by participants are used to reduce future employer contributions. For the year ended December 31, 2003, forfeited nonvested accounts totaled $324,881.

COMPUTER TASK GROUP, INC. 401(k) RETIREMENT PLAN
NOTES TO THE FINANCIAL STATEMENTS

NOTE 1. - DESCRIPTION OF THE PLAN (CONTINUED)

        Participant Loans - Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance, whichever is less. Loan terms range from 1-5 years and may exceed five years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator. Principal and interest is paid ratably through payroll deductions.

        Participant Accounts - Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and, (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

        Withdrawals and Distributions - Unless a participant elects otherwise, distributions will be made as soon as practical after a participant's normal retirement date or actual retirement date occurs. The normal retirement date is the date upon which a participant reaches age 65.

        Participants may receive their accumulated vested benefits held by the Plan's trustee upon termination of employment or elect to keep their vested balance in the Plan until the earlier of normal retirement age, death, or disability, if their account balance is in excess of $5,000. If the participant elects to keep their vested interest in the Plan, the participant's account will continue to receive its share of earnings and losses.

NOTE 2. - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Basis of Accounting - The accounts of the Plan are maintained on an accrual basis of accounting.

        Accounting Estimates - The process of preparing financial statements requires management to use estimates and assumptions that affect certain types of assets, liabilities and changes therein. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, actual results may differ from estimated amounts.

        Investment Valuation and Income Recognition - The Plan's assets are invested in the common stock of Computer Task Group, Inc. and several mutual funds through Fidelity Management Trust Company, the Plan custodian and trustee. All investments are presented at market value based upon quoted market prices. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. Participant loans are valued at their outstanding balances, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

COMPUTER TASK GROUP, INC. 401(k) RETIREMENT PLAN
NOTES TO THE FINANCIAL STATEMENTS

NOTE 2. - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

        Risks and Uncertainties - The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

        Payment of Benefits - Benefits are recorded when paid.

       Income Taxes - The Internal Revenue Service has issued a favorable determination letter dated October 11, 2002 on the tax status of the Plan. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Accordingly, income taxes have not been provided for in the accompanying financial statements as applicable federal and state regulations exempt the Plan and related trust fund from such taxes.

NOTE 3. - INVESTMENTS

        The following presents investments that represent 5% or more of the Plan's net assets:

	December 31,
	2003	2002

Fidelity Magellan Fund	$27,979,170	$24,823,573
Fidelity Growth and Income Fund	$16,096,122	$14,747,813
Fidelity Retirement Money Market Fund	$11,032,862	$11,924,309
Fidelity Investment Grade Bond Fund	$9,698,198	$9,663,917
Fidelity Asset Manager Growth Fund	$9,175,337	$8,381,099
Fidelity Low-Priced Stock	$8,345,745	$-
Fidelity Balanced Fund	$8,010,736	$5,921,821
Fidelity Overseas Fund	$6,209,555	$-

        The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $19,129,588 as follows:

2003
Shares of registered investment
companies	$19,054,193

Employer securities	75,395

Total appreciation	$19,129,588

COMPUTER TASK GROUP, INC. 401(k) RETIREMENT PLAN
NOTES TO THE FINANCIAL STATEMENTS

NOTE 4. - PARTY-IN-INTEREST TRANSACTIONS

        Plan investments are shares of mutual funds managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest. Fees paid by the Plan for the investment management services amounted to $11,205 for the year ended December 31, 2003. The Plan also invests in CTG, Inc. common stock. CTG, Inc. is the Plan sponsor, and therefore, transactions qualify as party-in-interest. Investment income from investments sponsored by Fidelity Management Trust Company and CTG, Inc. amounted to $19,810,234 for the year ended December 31, 2003.

NOTE 5. - SUBSEQUENT EVENT

        Effective April 1, 2004, the Plan changed record keepers and custodians from Fidelity Management Trust Company to MFS Retirement Services.

COMPUTER TASK GROUP, INC. 401(k) RETIREMENT PLAN
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
December 31, 2003

		Current
Shares	Description of Asset	Fair Value

	Trust Company:

286,261	Fidelity Magellan Fund*	$27,979,170
451,758	Fidelity Growth and Income Fund*	16,096,122
11,032,862	Fidelity Retirement Money Market Fund*	11,032,862
1,284,530	Fidelity Investment Grade Bond Fund*	9,698,198
642,531	Fidelity Asset Manager Growth Fund*	9,175,337
238,586	Fidelity Low-Priced Stock Fund*	8,345,745
478,253	Fidelity Balanced Fund*	8,010,736
197,568	Fidelity Overseas Fund*	6,209,555
134,987	Fidelity Blue Chip Fund*	5,349,533
312,160	Fidelity Asset Manager Fund*	4,919,644
96,307	Fidelity Contrafund*	4,752,762
97,157	Spartan U.S. Equity Index Fund*	3,828,961
139,130	Fidelity Asset Manager Income Fund*	1,690,432
33,227	Franklin Small Cap Growth Fund	1,004,116
16,039	Fidelity Equity Inc Fund*	797,931
342,395	CTG Stock Fund*	775,378
	Participant Loan Fund*	1,423,503

		$121,089,985

*The above named institution is a party-in-interest.

Signatures

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COMPUTER TASK GROUP, INCORPORATED 401(k) RETIREMENT PLAN

By: /s/ Peter P. Radetich
Date: June 22, 2004

Name: Peter P. Radetich
Title: Member, Retirement Plan Committee

Exhibit Index

Exhibit No.                                Description

Exhibit 23                                 Consent of Freed Maxick & Battaglia, CPA's, PC, Independent Auditors